UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    March 2009

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Notice and Record Date, dated March 30, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (05-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Date: 30/03/2009                                   510 Burrard St, 3rd Floor

                                                       Vancouver BC, V6C 3B9

                                                       www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PORTRUSH PETROLEUM CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security

Holders for the subject Issuer:

Meeting Type:	Annual Special Meeting
Record Date for Notice of Meeting:	21/04/2009
Record Date for Voting (if applicable):	21/04/2009
Meeting Date:	29/05/2009
Meeting Location (if available):	3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	737027102	CA7370271024

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PORTRUSH PETROLEUM CORPORATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: April 6, 2009           By: /s/ Neal Iverson

                                      Neal Iverson, Director